Exhibit 99.1

NEWS RELEASE

For Further Information Contact:
Brian Doyle
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces Positive New Prostate Cancer Clinical Trial Results

Less Radiation and Surgery Required For NX-1207 Treated Patients Compared to Control Group

HASBROUCK HEIGHTS, NJ (May 6, 2014) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) announced today new positive outcome results from the Company's ongoing prospective trial of NX-1207 for the treatment of low grade localized prostate cancer. These are the first clinical patient treatment outcome results for this trial. A controlled comparison was conducted of patients who required and received radiation and surgery treatments for their cancer based on blinded post-treatment upgraded evaluations of their pre-treatment initially positive lower grade cancers. The study found after up to 22 months for NX-1207 single-injection treated patients there was an 85% reduction compared to controls in the proportion of patients who had upgraded blinded biopsy results in the treated area and went on to require and receive radiation therapy and/or prostatectomy (surgery).

Long-term clinical outcome is considered to be a highly important measure of drug treatment efficacy. 146 patients were enrolled in the NX03-0040 Phase 2 U.S. trial and either randomized to one of two doses of NX-1207 (2.5 mg or 15 mg) or to active surveillance (no treatment). The drug was injected into the area of the prostate where the cancer was detected and repeat biopsies were then performed on all patients, treated and controls. Follow-up studies are being conducted of all patients in the study to monitor outcome and safety data. The patients in the new study results were followed for up to 22 months post-treatment.

Previously reported study results showed that patients with NX-1207 treatment had significantly less Gleason grade progression, lower average PSA levels, lower numbers of biopsy cores showing greater malignancy, and lower total volume of more malignant cancer compared to controls.

To date, NX-1207 has had an excellent safety profile as both a treatment for benign prostatic hyperplasia (BPH) and localized low-risk prostate cancer. In the current trial, a new high dose of drug (15 mg) was safely used without drug-related adverse effects. NX-1207 has shown safety in repeat injection studies (NX02-0020 and NX02-0022). The drug does not lead to immune responses such as antibody formation which can cause significant drug toxicity and/or limit usage to single treatments due to drug neutralizing effects.

Paul Averback MD, CEO of Nymox said "These new results show the potential of NX-1207 to offer men with low-risk prostate cancer a significant tangible benefit in terms of avoidance of radiation and/or surgery and the related risks, discomforts, and permanent side effects. We emphasize that these results are based on a single injection only. A similar convenient treatment regimen with multiple injections is to be expected to offer even more benefit, which we hope to be able to demonstrate as soon as possible. If these positive results can be further validated, NX-1207 may prove to offer a new safe option for a painless way to deal with a major problem for many men."

NX-1207 is in Phase 3 development in the US and Europe for benign prostatic hyperplasia (BPH) also referred to as prostate enlargement, a common affliction of middle-aged and elderly men, affecting up to half of men over the age of 50. The Company's European partner for BPH is Recordati S.p.A.

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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